SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited
(Translation of registrant’s name into English)	ABN 96 004 458 404
(Translation of registrant’s name into English)

5 Aldermanbury Square,	Level 33, 120 Collins Street
London, EC2V 7HR, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
EX-99.1
EX-99.2

EXHIBITS

99.1	10 November 2008	Operating review:
Rio Tinto revises iron ore shipments guidance for 2008

99.2	25 November 2008	Offer for Rio Tinto:
Rio Tinto notes announcement by BHP Billiton

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By Name	/s/ Ben Mathews Ben Mathews	By Name	/s/ Ben Mathews Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	10 December 2008	Date	10 December 2008